TENAGA NASIONAL BERHAD

Exemption File No. 82-3677

Our Ref : TNB / IRD 1/7/2.1 March 1, 2007

U.S. Securities and Exc[redacted]
Office of International
Division of Corporation
450 Fifth Street N.W
Washington D.C 20549
U.S.A

Re: Tenaga Nasional Berhad Exemption No. 82-3677

Enclosed is the copy of Bursa Malaysia Announcements from January 2007 – February 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act 1934 ("Exchange Act"). We also confirm that the Schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Thank you.

S. KALAVATHY
GENERAL MANAGER
INVESTOR RELATIONS AND MANAGEMENT REPORTING
GROUP FINANCE DIVISION
TENAGA NASIONAL BERHAD

c.c – Bank of New York, Hong Kong Branch

Ibu Pejabat, No. 129, Jalan Bangsar, Peti Surat 11003, 50732 Kuala Lumpur.
Tel: 03-2825566, 03-2822121. Telegram "TRANG". Telex: TRANG MA 30426 & ELELEN MA 33714. Fax: 2826754.

TENAGA NASIONAL BERHAD
COMPANY ANNOUNCEMENT
SEPTEMBER - DECEMBER 2006

Date	Details
28/12/2006	DISPOSAL OF ORDINARY SHARES HELD IN MALAYSIAN TECHNOLOGY DEVELOPMENT CORPORATION TO KHAZANAH NASIONAL BERHAD
27/12/2006	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
14/12/2006	SIXTEENTH ANNUAL GENERAL MEETING
1/12/2006	First and Final Dividend (Amended Announcement)
29/11/2006	SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT BETWEEN TENAGA NASIONAL BERHAD AND AMDB PERTING HYDRO SDN. BHD.
29/11/2006	TENAGA - NOTICE OF BOOK CLOSURE
28/11/2006	First and Final Dividend
28/11/2006	TENAGA- (I) CONVERSION OF RM1,841,800 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES 2004/2009 ("CONVERSION OF CRIS"); AND (II) EMPLOYEES' SHARE OPTION SCHEME ("SCHEME");
21/11/2006	NOTICE OF ANNUAL GENERAL MEETING 2006
14/11/2006	TENAGA- CONVERSION OF RM9,299,340 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
2/11/2006	SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT (REPPA) BETWEEN TNB AND I.S. ENERGY SDN. BHD.
31/10/2006	SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT (REPPA) BETWEEN TNB AND I.S. ENERGY SDN. BHD.
26/10/2006	TENAGA-(i) CONVERSION OF RM3,500,000 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES INTO 381,263 NEW ORDINARY SHARES ("CONVERSION"); AND (ii) EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
18/10/2006	TENAGA- CONVERSION OF USD42,450,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
17/10/2006	Change Of Company Secretary
12/10/2006	ANNOUNCEMENT ON REDEMPTION OF 2.625% GUARANTEED EXCHANGEABLE BONDS DUE 2007 ISSUED BY TNB CAPITAL (L) LTD. AND GUARANTEED BY TENAGA NASIONAL BERHAD ("THE COMPANY")
12/10/2006	Quarterly rpt on consolidated results for the financial period ended 31/8/2006
12/10/2006	TENAGA- CONVERSION OF USD53,195,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
6/10/2006	TENAGA- CONVERSION OF USD59,820,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

TENAGA NASIONAL BERHAD
COMPANY ANNOUNCEMENT
SEPTEMBER - DECEMBER 2006

5/10/2006	TENAGA-LA - NOTICE OF BOOK CLOSURE
5/10/2006	TENAGA- CONVERSION OF RM2,623,800 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
4/10/2006	Interest Payment
2/10/2006	TENAGA- CONVERSION OF USD60,155,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

General Announcement
Reference No TN-061228-56141

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 28/12/2006

Type : **Announcement**
Subject : **DISPOSAL OF ORDINARY SHARES HELD IN MALAYSIAN TECHNOLOGY DEVELOPMENT CORPORATION TO KHAZANAH NASIONAL BERHAD**

Contents :

The Board of Directors of TNB wishes to announce that the Company has on 28 December 2006 entered into a Share Sale Agreement with Khazanah Nasional Berhad ("Khazanah") to dispose 3,187,500 ordinary shares with par value of RM1.00 each held in Malaysian Technology Development Corporation ("MTDC") to Khazanah for a total consideration of RM605,625.00. The full consideration was received on 28 December 2006.

TNB's original cost of investment in MTDC was RM3,825,000.00, in the form of Irredeemable Convertible Unsecured Loan Stocks ("ICULS") with nominal value of RM1.00 each. The ICULS matured on 31 December 2000 and full provision of TNB's investment has been made in FY2001. On 25 July 2006, the ICULS were converted into ordinary shares at the conversion price of RM1.20 per RM1.00 nominal value of ICULS.

The total cash consideration is based on the realizable net asset value of MTDC and arrived at on a "willing-buyer willing-seller" basis. The disposal will not have any effect on TNB's issued and paid-up share capital and will not have any material effect on the net assets and earnings per share of TNB Group for the financial year ending 31 August 2007.

The disposal is part of the continuous process undertaken by TNB to streamline past investments, consistent with its focus on core operations of its business, namely generation, transmission and distribution of electricity. The disposal is not subject to the approval of the shareholders of TNB and other relevant Government authorities.

Save for Dato' Azman Hj. Mokhtar who is a Director of TNB and Managing Director of Khazanah, none of the directors and/or the major shareholders of TNB and/or persons connected with a director or major shareholders have any interest, direct or indirect in the disposal.

The Directors of TNB are of the opinion that the disposal is in the best interest of the Company.

This announcement is dated 28 December 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40319 OF 2006
Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **27/12/2006**

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 12,435,132 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 29 December 2006.**

General Announcement
Reference No **TN-061214-56748**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **14/12/2006**

Type : **Announcement**
Subject : **SIXTEENTH ANNUAL GENERAL MEETING**

Contents :

Further to our announcement dated 21 November 2006 in relation to the convening of Sixteenth Annual General Meeting ("AGM"), the Board of Tenaga Nasional Berhad is pleased to announce that the Shareholders of the Company have unanimously approved all the Resolutions tabled at the Sixteenth AGM of the Company held on Thursday, 14 December 2006 at 11.00 a.m.

Entitlements (Notice of Book Closure)
Reference No **TN-061201-38313**

Amended Announcement

(Please refer to the ealier announcement reference number: TN-061128-57754)

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	**01/12/2006**

EX-date :**13/12/2006**
Entitlement date :**15/12/2006**
Entitlement time :**04:00:00 PM**
Entitlement subject :**First and Final Dividend**
Entitlement description:
A First and Final Gross Dividend of 12.0 sen per ordinary share less income tax of 28% and a tax-exempt dividend of 2.0 sen per
ordinary share in respect of the financial year ended 31 August 2006
Period of interest payment : to
Financial Year End :**31/08/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**16/12/2006** to **19/12/2006**
Registrar's name ,address, telephone no:
Symphony Share Registrar (M) Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square, No.8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Tel : 03-2721 2222
Fax : 03-2721 2530
Payment date :**04/01/2007**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/12/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**13/12/2006**
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.14**
Remarks
This amended announcement is made to rectify the entitlement time from 4.00 a.m to 4.00 p.m.

General Announcement
Reference No TN-061129-56325

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	29/11/2006

Type : **Announcement**
Subject : **SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT BETWEEN TENAGA NASIONAL BERHAD AND AMDB PERTING HYDRO SDN. BHD.**

Contents :

TENAGA NASIONAL BERHAD ("TNB") today has signed an agreement for the purchase of electricity energy generated by a small Renewable Energy ("RE") power project developed by AMDB Perting Hydro Sdn. Bhd. ("AMDB") under the Small Renewable Energy Power Program or widely known as SREP. The SREP Program was launched by the Government in May 2001 to promote the utilisation of renewable energy in power generation in line with the Government's Fifth Fuel Policy and to reduce emission of greenhouse gases. The signing of this Renewable Energy Power Purchase Agreement ("REPPA") demonstrates the continuous support given by TNB for the success of the Government's SREP Program.

TNB has agreed to purchase the electricity from AMDB for a period of 21 years. The estimated value of this REPPA is about RM 4.68 million per year. AMDB is a wholly-owned subsidiary of AMDB Berhad.

The RE power plant developed by AMDB which is the second hydro-based SREP project signed with TNB will be located at upstream of Sungai Perting, Bentong, Pahang and will have an export capacity of 4.0 MW to TNB. With the signing of this REPPA with AMDB, TNB has to date signed seven (7) REPPAs with a total capacity of 37.8 MW.

The directors, major shareholders of TNB and/or persons connected with them have no interests, direct or indirect in the transaction.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39805 OF 2006

Company Name	: **TENAGA NASIONAL BHD**
Stock Name	: **TENAGA**
Date Announced	: **29/11/2006**

Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

A First and Final Gross Dividend of 12.0 sen per ordinary share less income tax of 28% and a dividend of 2.0 sen tax-exempt per ordinary share.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [13 December 2006]

2) The last date of lodgement : [15 December 2006]

3) Date Payable : [4 January 2007]

Entitlements (Notice of Book Closure)
Reference No **TN-061128-57754**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**28/11/2006**

EX-date :**13/12/2006**
Entitlement date :**15/12/2006**
Entitlement time :**04:00:00 AM**
Entitlement subject :**First and Final Dividend**
Entitlement description:
A First and Final Gross Dividend of 12.0 sen per ordinary share less income tax of 28% and a tax-exempt dividend of 2.0 sen per ordinary share in respect of the financial year ended 31 August 2006
Period of interest payment : to
Financial Year End :**31/08/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**16/12/2006** to **19/12/2006**
Registrar's name ,address, telephone no:
Symphony Share Registrar (M) Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square, No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Tel : 03-2721 2222
Fax : 03-2721 2530
Payment date :**04/01/2007**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/12/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**13/12/2006**
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.14**
Remarks

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39755 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **28/11/2006**

Subject : TENAGA- (I) CONVERSION OF RM1,841,800 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES 2004/2009 ("CONVERSION OF CRIS"); AND (II) EMPLOYEES' SHARE OPTION SCHEME ("SCHEME");

Contents :

Kindly be advised that the abovenamed Company's additional:-

(i) 200,631 new ordinary shares of RM1.00 each arising from the Conversion of CRIS; and

(ii) 6,233,325 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme

will be granted listing and quotation with effect from **9.00 a.m., Thursday, 30 November 2006.**

General Announcement
Reference No TN-061121-36605
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 21/11/2006

Type : Announcement
Subject : NOTICE OF ANNUAL GENERAL MEETING 2006

Contents :

NOTICE IS HEREBY GIVEN THAT the **Sixteenth Annual General Meeting** of Tenaga Nasional Berhad will be held on **Thursday, 14 December 2006**, at **11.00 a.m.** at Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur to transact the following business:

AS ORDINARY BUSINESS:-

1. To lay before the meeting the Audited Financial Statements together with the reports of the Directors and Auditors thereon for the Financial Year ended 31 August 2006.
Ordinary Resolution 1

2. To approve the declaration of a first and final gross dividend of 12.0 sen per ordinary share less income tax of 28% and a tax-exempt dividend of 2.0 sen per ordinary share for the Financial Year ended 31 August 2006.
Ordinary Resolution 2

3. To approve the payment of Directors' fees for the Financial Year ended 31 August 2006.
Ordinary Resolution 3

4. To re-elect the following Directors who retire in accordance with Article 135 of the Company's Articles of Association :-

(i) Tan Sri Datuk Amar Leo Moggie; **Ordinary Resolution 4**

(ii) Datuk Mohd Zaid bin Ibrahim. **Ordinary Resolution 5**

5. To re-elect Dato' Puteh Rukiah binti Abd Majid who retires in accordance with Article 133 of the Company's Articles of Association.
Ordinary Resolution 6

6. To re-appoint Messrs PricewaterhouseCoopers, having consented to act, as Auditors of the Company, to hold office until the conclusion of the next Annual

General Meeting ("AGM") and to authorise the Directors to fix their remuneration.
Ordinary Resolution 7

AS SPECIAL BUSINESS:-

7. To consider and if thought fit, to pass the following Ordinary Resolutions on issuance of shares, with or without any modification:-

(i) Specific authority for the Directors to issue shares pursuant to the Employees' Share Option Scheme II

"THAT pursuant to the Tenaga Nasional Berhad Employees' Share Option Scheme II ("ESOS II") as approved at the Extraordinary General Meeting ("EGM") of the Company held on 29 May 2003, approval be and is hereby given to the Directors to issue shares in the Company at any time and in accordance with the terms and conditions of the said scheme."
Ordinary Resolution 8

(ii) General authority for the Directors to issue shares pursuant to Section 132D, Companies Act, 1965

"THAT pursuant to Section 132D of the Companies Act, 1965 ("Act"), full authority is hereby given to the Directors to issue shares in the capital of the Company at any time until the conclusion of the next AGM and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject to the provision of the Act, Articles of Association of the Company and approval from the Bursa Malaysia Securities Berhad and all the relevant regulatory bodies where such approval is necessary."
Ordinary Resolution 9

8. To consider and if thought fit, to pass the following Ordinary Resolutions:-

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS ("RRPT") OF A REVENUE OR TRADING NATURE ENTERED WITH PERSONS CONNECTED TO KHAZANAH NASIONAL BERHAD ("KHAZANAH"), A MAJOR SHAREHOLDER OF TNB, AND/OR PERSONS IN WHICH KHAZANAH IS A MAJOR SHAREHOLDER, DETAILS OF WHICH ARE SET OUT IN APPENDIX A OF THE CIRCULAR

"THAT the mandate granted by the shareholders of the Company at the EGM of the Company held on 15 December 2005 pursuant to paragraph 10.09 of the Listing Requirements of Bursa Securities ("Listing Requirements") be and

is hereby renewed to authorise the Company and its subsidiaries ("the Group") to enter into the specified RRPT as set out in Section 1 of Appendix A of the Circular with the specified persons connected to Khazanah and/or persons in which Khazanah is a major shareholder as mentioned therein which are necessary for the Group's day-to-day operations subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(ii) disclosure of the aggregate value of transactions relating to the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah and/or persons in which Khazanah is a major shareholder conducted during a financial year will be made in the annual report for the said financial year.

AND THAT such authority conferred by the renewed mandate shall continue to be in force until:

(i) the conclusion of the Seventeenth AGM of the Company following the forthcoming AGM at which the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah and/or persons in which Khazanah is a major shareholder is approved, at which time it will lapse, unless the mandate is renewed by a resolution passed at the Seventeenth AGM;

(ii) the expiration of the period within which the Seventeenth AGM after that date is required to be held pursuant to Section 143(1) of the Act [but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act]; or

(iii) revoked or varied by a resolution passed by the shareholders in a general meeting, whichever is the earlier.

AND THAT the Board be and is hereby authorised to complete and do all such acts and things as they may consider expedient or necessary to give effect to the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah and/or persons in which Khazanah is a major shareholder."

Ordinary Resolution 10

9. To consider and if thought fit, to pass the following Ordinary Resolutions:-

PROPOSED SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE ENTERED WITH PERSONS CONNECTED TO KHAZANAH, A

MAJOR SHAREHOLDER OF TNB, AND/OR PERSONS IN WHICH KHAZANAH IS A MAJOR SHAREHOLDER, DETAILS OF WHICH ARE SET OUT IN APPENDIX A OF THE CIRCULAR

"THAT the Group be and is hereby authorised to enter into the specified RRPT as set out in Section 2 of Appendix A of the Circular with the specified persons connected to Khazanah as mentioned therein which are necessary for the Group's day-to-day operations subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(ii) disclosure of the aggregate value of transactions relating to the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah conducted during a financial year will be made in the annual report for the said financial year.

AND THAT such authority conferred by the above mandate shall continue to be in force until:

(i) the conclusion of the Seventeenth AGM of the Company following the forthcoming AGM at which the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah is approved, at which time it will lapse, unless the mandate is renewed by a resolution passed at the Seventeenth AGM;

(ii) the expiration of the period within which the Seventeenth AGM after that date is required to be held pursuant to Section 143(1) of the Act [but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act]; or
(iii) revoked or varied by resolution passed by the shareholders in a general meeting whichever is the earlier.

AND THAT the Board be and is hereby authorised to complete and do all such acts and things as they may consider expedient or necessary to give effect to the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah and/or persons in which Khazanah is a major shareholder."

Ordinary Resolution 11

10. To consider and if thought fit, to pass the following Special Resolution:-

Proposed Amendment to Article 105(4) of the Articles of Association

"THAT subject to the passing of Special Resolution 1, the existing Article 105 (4) of the Articles of Association of the Company reads as follows:

Subject to Article 106, a member shall be entitled to appoint another person or persons (whether a member or not) as his proxy to attend and vote instead of the member at any meeting of the Company.

To be amended and to be read as follows:-

Subject to Article 106, a member shall be entitled to appoint not more than two (2) persons (whether a member or not) as his proxy to attend and vote instead of the member at any meeting of the Company."
Special Resolution 1

11. To transact any other business of which due notice shall have been given in accordance with the Act.

BY ORDER OF THE BOARD

NOR ZAKIAH BINTI ABDUL GHANI (LS 0008795)
Company Secretary

Kuala Lumpur
22 November 2006

EXPLANATORY NOTES ON SPECIAL BUSINESS:-

(i) Ordinary Resolution 8 : Power for the Directors to issue shares pursuant to the ESOS II.

The proposed Ordinary Resolution, if passed, is to empower the Directors to issue shares in the Company pursuant to the terms and conditions of ESOS II, which was approved at the EGM of the Company held on 29 May 2003.

(ii) Ordinary Resolution 9 : Power to issue shares pursuant to Section 132D, of the Act.

The proposed Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next AGM of the Company.

(iii) Ordinary Resolutions 10 and 11 : Details on the Proposed Renewal of

Shareholders' Mandate and Proposed Shareholders' Mandate for RRPT of a revenue or trading nature which are in the ordinary course of business as mentioned above are set out in the Circular to Shareholders dated 22 November 2006.

(iv) Special Resolution 1 : Details on the Proposed Amendment to the Articles of Association as mentioned above are set out in the Circular to Shareholders dated 22 November 2006.

Notes:-

Registration of Members/Proxies

Registration of Members/Proxies attending the Meeting will be from 7.00 a.m. on the day of the Meeting. Members/Proxies are required to produce identification documents for registration.

Proxy

(i) Any Member entitled to attend and vote at this Meeting is entitled to appoint another person or persons (whether a Member or not) as his proxy, or by a duly authorised representative for the particular case to attend and vote in his stead.

(ii) A proxy need not be a Member of the Company.

(iii) The instrument appointing a proxy shall be in writing under the hand of the appointer or of his corporation, either under its common seal or under the hand of an officer or attorney duly appointed under a power of attorney.

(iv) The Form of Proxy **must be deposited at the Symphony Share Registrars Sdn. Bhd., Level 26, Menara Multi-Purpose, Capital Square, Jalan Munshi Abdulllah, 50100 Kuala Lumpur, Malaysia** not less than forty-eight (48) hours before the time fixed for holding the Meeting and any adjournment thereof.

Additional Information on Ordinary Resolutions 4 to 6

Additional information on the particulars of the retiring Directors, as required under Appendix 8A of the Listing Requirements are detailed out in the Annual Report.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39461 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **14/11/2006**

Subject : TENAGA- CONVERSION OF RM9,299,340 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 1,013,000 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., Thursday, 16 November 2006.

General Announcement
Reference No **TN-061102-61746**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**02/11/2006**

Type	:	**Announcement**
Subject	:	**SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT (REPPA) BETWEEN TNB AND I.S. ENERGY SDN. BHD.**

Contents :

We refer to our earlier announcement on the above subject matter made on 31 October 2006.

Tenaga Nasional Berhad (TNB) wishes to clarify that its Directors, major shareholders and/or person connected with them have no interests, direct or indirect in the purchase of electrical energy under the agreement entered with I.S. Energy Sdn. Bhd. signed on 31 October 2006.

General Announcement
Reference No **TN-061031-57915**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**31/10/2006**

Type	:	**Announcement**
Subject	:	**SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT (REPPA) BETWEEN TNB AND I.S. ENERGY SDN. BHD.**

Contents :

TENAGA NASIONAL BERHAD (TNB) today has signed an agreement for the purchase of electricity energy generated by a small Renewable Energy (RE) power project developed by I.S. Energy Sdn. Bhd. under the Small Renewable Energy Power Program or widely known as SREP. The SREP Program was launched by the Government in May 2001 to promote the utilisation of renewable energy in power generation in line with the Government's Fifth Fuel Policy and to reduce emission of greenhouse gases. The signing of this REPPA demonstrates the continuous support given by TNB for the success of the Government's SREP Program.

TNB has agreed to purchase the electricity from I.S. Energy Sdn. Bhd. for a period of 21 years. The estimated value of this REPPA is about RM 3.48 million per year.

The RE power plant developed by I.S. Energy Sdn. Bhd. which is the first hydro-based SREP project signed with TNB will be located at Ulu Sungai Rek, Kuala Krai, Kelantan and will have an export capacity of 2.8 MW to TNB. With the signing of this REPPA with I.S. Energy Sdn. Bhd., TNB has to date signed six (6) REPPAs with a total capacity of 33.8 MW.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39212 OF 2006

Company Name	: **TENAGA NASIONAL BHD**
Stock Name	: **TENAGA**
Date Announced	: **26/10/2006**

Subject : TENAGA-(i) CONVERSION OF RM3,500,000 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES INTO 381,263 NEW ORDINARY SHARES ("CONVERSION"); AND
(ii) EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovenamed Company's additional 9,141,738 new ordinary shares of RM1.00 each issued as follows:-

(i) 381,263 new ordinary shares arising from the Conversion; and

(ii) 8,760,475 new ordinary shares issued pursuant to the Scheme

will be granted listing and quotation with effect from **9.00 a.m., Monday, 30 October 2006**.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39118 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**18/10/2006**

Subject : TENAGA- CONVERSION OF USD42,450,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 19,914,812 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Friday, 20 October 2006.**

Change Of Company Secretary
Reference No **TN-061017-53151**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**17/10/2006**

Date of change	:	**17/10/2006**
Type of change	:	**Appointment**
Designation	:	**Joint Secretary**
License no.	:	**LS0009013**
Name	:	**WAN MARZIMIN BIN WAN MUHAMMAD**
Working experience and occupation during past 5 years	:	**2005 - 2006 Vice President (Legal & Secretarial), Scomi Group Bhd.** **2001 - 2005 Partner, Zaid Ibrahim & Co.** **1999 - 2001 Senior Associate, Zaid Ibrahim & Co.** **1996 - 1999 Associate, Abu Talib Shahrom & Zahari.** **1994 - 1996 Associate, Khaw & Hussein.**
Remarks	:	

Reference No TN-061012-62781
Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **12/10/2006**

Type : **Announcement**
Subject : **ANNOUNCEMENT ON REDEMPTION OF 2.625% GUARANTEED EXCHANGEABLE BONDS DUE 2007 ISSUED BY TNB CAPITAL (L) LTD. AND GUARANTEED BY TENAGA NASIONAL BERHAD ("THE COMPANY")**

Contents :

Reference is made to the announcement dated 13 September 2006 and 29 September 2006 in relation to the redemption notice of 2.625% Guaranteed Exchangeable Bonds due 2007 ("Bonds").

With the expiry of the right to exchange the Bonds at close of business on 6 October 2006, a total of USD398,960,000.00 of the Bonds were exchanged. As a result of the exchange, the paid-up ordinary share capital of the Company will increase by a total of 187,155,756 new TNB shares, of which 142,285,268 shares have been listed as at 10 October, 2006.

Consequently between 31 August 2006 and 10 October 2006, the issued and paid-up share capital of the Company has increased as follows :-

No. of Ordinary Shares

As at 31 August 2006 4,135,170,337
Shares issued pursuant to the :-
conversion of TNB's 3.05% 5-year Unsecured
Convertible Redeemable Income Securities due 2009 285,815
exercise of options under the Employee Share
Option Scheme II 5,665,650
exchange of the Bonds 69,829,437

As at 10 October 2006 4,210,951,239

The Redemption Price, comprising of principal amount of the outstanding Bonds of USD1,040,000.00 and the accrued and unpaid interest shall be paid to the respective Bondholders on 13 October 2006, being the Redemption Date. The Redemption Price shall be financed from the Company's internal funds.
This announcement is dated 12 October 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39031 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**12/10/2006**

Subject : TENAGA- CONVERSION OF USD53,195,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 24,955,676 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Monday, 16 October 2006.**

Reference No **TN-061012-63145**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**12/10/2006**
Quarterly report for the financial period ended	:	**31/08/2006**
Quarter	:	**4**
Financial Year End	:	**31/08/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

4thQtr06Announce.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/08/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		31/08/2006	**31/08/2005**	**31/08/2006**	**31/08/2005**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**5,620,300**	**4,956,100**	**20,384,200**	**18,977,500**
2	Profit/(loss) before tax	**787,800**	**396,900**	**2,751,900**	**1,818,900**
3	Profit/(loss) for the period	**745,600**	**405,300**	**2,161,700**	**1,322,800**
4	Profit/(loss) attributable to ordinary equity holders of the parent	**736,400**	**403,600**	**2,126,900**	**1,280,000**
5	Basic earnings/ (loss) per share (sen)	**18.07**	**10.05**	**52.52**	**32.01**
6	Proposed/Declared dividend per share (sen)	**14.80**	**16.20**	**14.80**	**16.20**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.7000	4.9900

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 August 2005.

LISTING'S CIRCULAR NO. L/Q : 38958 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **06/10/2006**

Subject : TENAGA- CONVERSION OF USD59,820,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 28,063,700 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Tuesday, 10 October 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38930 OF 2006

Company Name : **TENAGA NASIONAL BHD**

Stock Name : **TENAGA-LA**

Date Announced : **05/10/2006**

Subject : TENAGA-LA - NOTICE OF BOOK CLOSURE

Contents :

Fifth Interest Payment of the 3.05% 5 year Unsecured Convertible Redeemable Income Securities 2004-2009 ("CRIS") for the period from 11 May 2006 to 9 November 2006.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Interest"]
as from : [26 October 2006]

2) The last date of lodgement : [30 October 2006]

3) Date Payable : [10 November 2006]

LISTING'S CIRCULAR NO. L/Q : 38940 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **05/10/2006**

Subject : TENAGA- CONVERSION OF RM2,623,800 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 285,815 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., **Monday, 9 October 2006.**

Entitlements (Notice of Book Closure)
Reference No **TN-061004-58396**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA-LA**
Date Announced : **04/10/2006**

EX-date :**26/10/2006**
Entitlement date :**30/10/2006**
Entitlement time :**04:00:00 PM**
Entitlement subject :**Interest Payment**
Entitlement description:
Fifth Interest Payment of the 3.05% 5 year Unsecured Convertible Redeemable Income Securities 2004-2009 ("CRIS")
Period of interest payment :**11/05/2006** to **09/11/2006**
Financial Year End :
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd. (378993-D)
Level 26, Menara Multi-Purpose
Capital Square, No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Payment date :**10/11/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**30/10/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**3.05**
Remarks

LISTING'S CIRCULAR NO. L/Q : 38881 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **02/10/2006**

Subject : TENAGA- CONVERSION OF USD60,155,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 28,220,859 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 4 October 2006.**

Reference No **TN-060929-59027**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **29/09/2006**

Type : **Announcement**
Subject : **ANNOUNCEMENT ON REDEMPTION OF 2.625% GUARANTEED EXCHANGEABLE BONDS DUE 2007 ISSUED BY TNB CAPITAL (L) LTD. AND GUARANTEED BY TENAGA NASIONAL BERHAD ("the Company")**

Contents :

Reference is made to the announcement dated 13 September 2006 in relation to the redemption notice of 2.625% Guaranteed Exchangeable Bonds due 2007 ("Bonds").

In relation to the redemption notice and in accordance with the Indenture dated 20 November 2002, the Company wishes to highlight that the last day for Bondholders to exchange the Bonds at the Exchange Price of RM8.10 per share is at the close of business on 6 October 2006. The Redemption Date for the Bonds has been set at 13 October 2006.

The Redemption Price will be 100% principal amount, plus accrued and unpaid interest and will become due and payable on the Redemption Date. Payments will be paid upon presentation and surrender of the Bonds to JPMorgan Chase Bank, N.A. Worldwide Securities Services, 4 New York Plaza, 15th floor, New York, NY 10004,USA, as the Trustee, Paying, Exchange and Transfer Agent.

This announcement is dated 29 September 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38822 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**27/09/2006**

Subject : TENAGA- (i) CONVERSION OF USD16,219,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB"); AND (II) EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovenamed Company's additional:-

(i) 7,608,909 new ordinary shares of RM1.00 each arising from the Conversion of GEB; and

(ii) 5,665,650 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme;

will be granted listing and quotation with effect from **9.00 a.m., Friday, 29 September 2006.**

Change in Boardroom
Reference No **TN-060918-59413**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	18/09/2006

Date of change	:	**13/09/2006**
Type of change	:	**Appointment**
Designation	:	**Alternate Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**DATUK ZALEKHA BINTI HASSAN**
Age	:	**53**
Nationality	:	**Malaysian**
Qualifications	:	**B.A (Hons) University of Malaya**
Working experience and occupation	:	**Secretary, Government's Procurement Management Division, Ministry of Finance** **Deputy Secretary, Government's Procurement Management Division, Ministry of Finance** **Senior Assistant Director, Budget Division, Ministry of Finance** **Secretary, Ministry of National Unity and the Community Development** **Principal Assistant Secretary, Ministry of Welfare** **Principal Assistant Secretary, Public Services Department** **Assistant Secretary, Ministry of Health** **Assistant Director, Public Services Department**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**NIL**
Remarks	:	**Tenaga Nasional Berhad (TNB) is pleased to announce that the Board of Directors of TNB has on 18 September 2006, through Directors' Circular Resolution, endorsed and approved the appointment of Y. Bhg. Datuk Zalekha binti Hassan as Alternate Director to Y. Bhg. Dato' Puteh Rukiah binti Abd Majid with effect from 13 September 2006.**

Change in Boardroom
Reference No TN-060918-55599

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	18/09/2006

Date of change	:	**13/09/2006**
Type of change	:	**Appointment**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**DATO' PUTEH RUKIAH BINTI ABD MAJID**
Age	:	**53**
Nationality	:	**MALAYSIAN**
Qualifications	:	**B. ECON (HONS.) UM & MA (ECONS) WESTERN MICHIGAN UNIVERSITY, USA**
Working experience and occupation	:	**Deputy Secretary General (Systems & Controls), Ministry of Finance (Current)** **Under Secretary, Investment, Ministry of Finance (Inc.) & Privatisation Division (2004- August 2006)** **Deputy Under Secretary, Ministry of Finance (Inc.) Privatisation & Public Enterprise Division (2000-2004)**
Directorship of public companies (if any)	:	**Exim Bank Berhad** **Penang Port Holdings Berhad** **Perbadanan Usahawan Nasional Berhad** **Perbadanan Aset Air Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	**Tenaga Nasional Berhad (TNB) is pleased to announce that the Board of Directors of TNB has on 18 September 2006, through Directors' Circular Resolution, endorsed and approved the appointment of Y. Bhg. Dato' Puteh Rukiah binti Abd Majid with effect from 13 September 2006.**

LISTING'S CIRCULAR NO. L/Q : 38694 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **18/09/2006**

Subject : TENAGA- CONVERSION OF USD600,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 281,481 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 20 September 2006.**

Reference No **TN-060913-40416**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**13/09/2006**

Type : **Announcement**

Subject : **ANNOUNCEMENT ON REDEMPTION OF 2.625% GUARANTEED EXCHANGEABLE BONDS DUE 2007 ISSUED BY TNB CAPITAL (L) LTD AND GUARANTEED BY TENAGA NASIONAL BERHAD ("the Company")**

Contents :

The Company wishes to announce that it has on 12 September 2006, sent notices to the holders of 2.625% Guaranteed Exchangeable Bonds due 2007 ("Bonds") via its trustee with regards to the intention to exercise its option to redeem the outstanding Bonds as provided in the Indenture dated 20 November 2002. The notice has been made and determined in accordance with the provisions of the Indenture.

The Exchange Price of the Bonds is RM8.10 per share. The closing price (translated in US$ at the prevailing rate) of the shares for a period of 30 consecutive trading days, the last of which occurred on 11 September 2006, which is not more than five days prior to the date of the notice is given to the Bondholders, is at least 115% of the Exchange Price (translated into US$ at the fixed exchange rate). As provided by the Indenture, the right to exchange any Bonds will expire at close of business on 6 October 2006.

The Redemption Date has been set as 13 October 2006. The Redemption Price is 100% principal amount, plus accrued and unpaid interest and will become due and payable on the Redemption Date. Payment will be paid upon presentation and surrender of the Bonds to be redeemed to JPMorgan Chase Bank, N.A. Worldwide Securities Services, 4 New York Plaza, 15th floor, New York, NY 10004,USA, as the Trustee, Paying, Exchange and Transfer Agent.

This announcement is dated 13 September 2006.

LISTING'S CIRCULAR NO. L/Q : 38569 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**07/09/2006**

Subject : TENAGA- CONVERSION OF USD8,560,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 4,015,799 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Monday, 11 September 2006.**

LISTING'S CIRCULAR NO. L/Q : 38520 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **04/09/2006**

Subject : TENAGA- CONVERSION OF USD1,165,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 546,542 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Thursday, 7 September 2006.**

TENAGA NASIONAL BERHAD
COMPANY ANNOUNCEMENT
JANUARY - FEBRUARY 2007

Date	Details
26/02/2007	TNB's Response to ARTICLE ENTITLED: "Empowering Tenaga"
26/02/2007	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
23/02/2007	EXTENSION OF SERVICE TENURE OF TNB'S PRESIDENT/CHIEF EXECUTIVE OFFICER
23/02/2007	EXTENSION OF SERVICE TENURE OF TNB'S NON EXECUTIVE CHAIRMAN
16/02/2007	TENAGA- CONVERSION OF RM8,028,300 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
12/2/2007	TENAGA- CONVERSION OF RM35,706,414 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
9/2/2007	TENAGA- CONVERSION OF RM1,505,520 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
7/2/2007	TENAGA- CONVERSION OF RM32,702,096 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
31/01/2007	TENAGA- CONVERSION OF RM268,000 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
29/01/2007	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
26/01/2007	ANNOUNCEMENT ON PERCENTAGE OF FOREIGN SHAREHOLDINGS AS AT 25 JANUARY 2007
25/01/2007	TNB's Response to "ARTICLE ENTITLED: "Power Cable Venture: Sime, TNB Seen As Key Stakeholders".
25/01/2007	NOTICE TO PROSPECTIVE FOREIGN SHAREHOLDERS OF TENAGA NASIONAL BERHAD ('TNB')
25/01/2007	Quarterly rpt on consolidated results for the financial period ended 30/11/2006
24/01/2007	ACQUISITION OF ABB POWER T&D LTD (UK)'S ENTIRE 27% SHAREHOLDING IN MALAYSIA TRANSFORMER MANUFACTURING SDN. BHD. BY TENAGA NASIONAL BERHAD
23/01/2007	TNB's Response to "ARTICLE ENTITLED: "Tenaga at 12-yr high".
17/01/2007	TENAGA- CONVERSION OF RM157,000 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")
11/1/2007	COMPLIANCE WITH PARAGRAPH 8.15(1) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD - PUBLIC SHAREHOLDING SPREAD

General Announcement
Reference No TN-070226-63727

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**26/02/2007**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**NM-070226-40181**
Subject	:	**TNB's Response to ARTICLE ENTITLED: "Empowering Tenaga"**

Contents :

We wish to clarify that TNB's subsidiary, TNB Coal International Ltd is currently in the midst of finalizing the terms of the disposal of its investment in Indonesia i.e. PT Dasa Eka Jasatama to a potential buyer. The necessary announcement will be made to Bursa once the said terms have been finalized and the deal is concluded between the parties.

Query Letter content :
We refer to the above news article appearing in The Edge, page 64, on Monday, 26 February 2007, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"...our coal venture in Indonesia...we are close to selling it off..."
In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Securities Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

JOHAN ABDULLAH
Head
Listing Division, Group Regulations
MZM/NMA c.c:- Encik Chung Tin Fah, Securities Commission (via fax)

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41389 OF 2007
Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **26/02/2007**

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 10,226,530 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 28 February 2007.**

General Announcement
Reference No TN-070223-57085

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 23/02/2007

Type : **Announcement**
Subject : **EXTENSION OF SERVICE TENURE OF TNB'S PRESIDENT/CHIEF EXECUTIVE OFFICER**

Contents :

TENAGA NASIONAL BERHAD ("TNB") wishes to announce on the extension of service tenure of Dato' Sri Che Khalib bin Mohamad Noh as President/Chief Executive Officer of TNB for an additional period of three (3) years effective from 1 July 2007 until 30 June 2010.

General Announcement
Reference No TN-070223-56799

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 23/02/2007

Type : Announcement
Subject : EXTENSION OF SERVICE TENURE OF TNB'S NON EXECUTIVE CHAIRMAN

Contents :

TENAGA NASIONAL BERHAD ("TNB") wishes to announce on the extension of service tenure of Tan Sri Datuk Amar Leo Moggie as Non Executive Chairman for an additional period of one (1) year effective from 12 March 2007.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41276 OF 2007

Company Name : **TENAGA NASIONAL BHD**

Stock Name : **TENAGA**

Date Announced : **16/02/2007**

Subject : TENAGA- CONVERSION OF RM8,028,300 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 874,542 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., **Thursday, 22 February 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41149 OF 2007
Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **12/02/2007**

Subject : TENAGA- CONVERSION OF RM35,706,414 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 3,889,584 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 14 February 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41104 OF 2007

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **09/02/2007**

Subject : TENAGA- CONVERSION OF RM1,505,520 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 164,000 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., **Tuesday, 13 February 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41036 OF 2007

Company Name	: **TENAGA NASIONAL BHD**
Stock Name	: **TENAGA**
Date Announced	: **07/02/2007**

Subject : TENAGA- CONVERSION OF RM32,702,096 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 3,562,316 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., **Friday, 9 February 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40904 OF 2007

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **31/01/2007**

Subject : TENAGA- CONVERSION OF RM268,000 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 29,193 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., **Friday, 2 February 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40837 OF 2007

Company Name : **TENAGA NASIONAL BHD**

Stock Name : **TENAGA**

Date Announced : **29/01/2007**

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 8,694,675 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 30 January 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40837 OF 2007
Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **29/01/2007**

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 8,694,675 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 30 January 2007.**

General Announcement
Reference No TN-070126-59750

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 26/01/2007

Type : **Announcement**
Subject : **ANNOUNCEMENT ON PERCENTAGE OF FOREIGN SHAREHOLDINGS AS AT 25 JANUARY 2007**

Contents :

We refer to our announcement dated 25 January 2007 in relation to the foreign shareholding limit of Tenaga Nasional Berhad ("TNB" or the "Company").

TNB wishes to announce that as at 25 January 2007, its foreign shareholding is 25.253% which exceeds the limit of 25% ("Prescribed Limit") as imposed by the Memorandum and Articles of Association ("M&A") of the Company.

Pursuant to the Securities Industry (Central Depositories)(Foreign Ownership) Regulation 1996, shares held by foreigners which are within the Prescribed Limit shall be entitled to all rights and entitlements attached to the shares.

Further, the Board of Directors of TNB has resolved to accord all foreigners the same rights, benefits, power and privileges and be subject to all liabilities, duties and obligations whether conferred or imposed by the Companies Act, 1965 or the M&A except that foreigners who hold shares that exceed the Prescribed Limit will not be entitled to voting rights.

In the event that the Company holds a general meeting, all foreign shareholders may attend the said meeting but those holding shares which exceed the Prescribed Limit will not be entitled to vote. Consequently, a proxy appointed by a foreign shareholder who is not entitled to vote will also not be entitled to vote at the said meeting.

This announcement is dated 26 January 2007.

General Announcement
Reference No **TN-070125-61481**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**25/01/2007**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**NM-070125-40333**
Subject	:	**TNB's Response to "ARTICLE ENTITLED: "Power Cable Venture: Sime, TNB Seen As Key Stakeholders".**

Contents :

We wish to notify that TNB **has not** received any official decision by the Government **nor** invitation to subscribe equity in the power cable venture, as stated in the abovesaid article.

Query Letter content :
We refer to the above news article appearing in the News Straits Times, Business Times Section, page 39, on Thursday, 25 January 2007, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"Tenaga Nasional Bhd...is proposing to have a 20 per cent stake in the planned transmission company..."
In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Securities Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

JOHAN ABDULLAH
Head
Listing Division, Group Regulations
TYE/NMA
c.c:- Encik Chung Tin Fah, Securities Commission (via fax)

General Announcement
Reference No TN-070125-58816

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	25/01/2007

Type : **Announcement**
Subject : **NOTICE TO PROSPECTIVE FOREIGN SHAREHOLDERS OF TENAGA NASIONAL BERHAD ('TNB')**

Contents :

TNB wishes to announce that as at 24 January 2007, the foreign shareholding in the paid-up capital of the Company was 1,071,048,250 shares representing 24.996% of the total issued and paid-up capital of the Company.

TNB wishes to further announce that the Article 75 of the Company's Memorandum and Articles of Association ("M&A") contains inter-alia the following provision with respect to limitation on shareholding:

"The total number of shares to be held by foreigners (as defined herein) at any particular time shall not exceed twenty-five (25) per cent of all the shares of the Company then in issue or the total number of voting rights that may be exercised by foreigners at any particular time shall not exceed twenty-five (25) per cent of the total voting rights of all members having the right to vote at general meetings of the Company".

Under Article 2 of the M&A, a foreigner is defined as:

(a) an individual who is not a citizen of Malaysia;
(b) a body, corporate or unincorporated, which is incorporated or constituted as the case may be, outside Malaysia;
(c) a trustee administering a trust which is constituted under any foreign law;
(d) a trust corporation which is incorporated under any foreign law;
(e) a society, including a co-operative society or any other institution, which is constituted, registered or incorporated under any foreign
law;
(f) a nominee company incorporated in Malaysia which:
(i) is identified with the word "Asing" in its name; and
(ii) performs the services of a nominee, agent or trustee solely for or on behalf of legal or beneficial owners of securities who are
foreigners; or
(g) a company, other than a company described under paragraph (f), which is incorporated in Malaysia and any one of the persons or a
combination of the persons or a combination of the persons referred to in paragraph (a), (b), (c), (d) or (e) is entitled to exercise or

control the exercise of more than fifty per centum of the voting rights of the Company.

Article 2 of the M&A defines "Prescribed Limit" as a quota, restriction or limit of 25% on the ownership of shares by the foreigners, imposed by the M&A.

In this regard, once the foreign shareholding exceeds the Prescribed Limit, Article 75 (6A) of the M&A provides for the following:

"Where a foreigner holds or foreigners hold a deposited security in a securities account and such shareholding(s) raises the beneficial ownership of the Company by foreigners beyond the Prescribed Limit, in the exercise of its obligations pursuant to the foreign Ownership Regulations, the Board of Directors on behalf of the Company shall determine from time to time whether such foreigner or foreigners in respect of such shareholding(s), shall be entitled to such rights, benefits, powers and privileges and be subject to all liabilities, duties and obligations whether conferred or imposed by the Companies Act 1965 or this M&A or otherwise as if he is a member in the Register of Members except such foreigner or foreigners shall not be entitled to exercise in any manner whatsoever any voting rights whatsoever in respect of the aforesaid shareholding(s) in any meetings of the Company."

In order to resolve the issue of the Company's foreign shareholdings which have exceeded the Prescribed Limit and to exercise fairness to all existing registered foreign shareholders who have exceeded the 25% limit, the Company hereby issues a notice to all prospective foreign shareholders that the Board of Directors had resolved to accord all foreigners the same rights, benefits, power and privileges and be subject to all liabilities, duties and obligations whether conferred or imposed by the Companies Act, 1965 or the M&A except such foreigners will not be entitled to voting rights in respect of the shares that exceeded the Prescribed Limit.

However, in the event that the Company wishes to hold general meetings, the foreign shareholders may attend the said meeting but are not entitled to vote. Consequently, a proxy appointed by the foreigners who is not entitled to vote will also not be entitled to vote at the above meeting.

In this respect, all rights and benefits would include rights to attend meeting, to receive information and all rights in corporate actions in relation to or arising from its share capital including payment of dividend, issue of bonus shares and other interests associated with the share capital, capital restructuring and/or share consolidation.

This announcement is dated 25 January 2007.

Financial Results
Reference No **TN-070125-57021**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**25/01/2007**
Financial Year End	:	**31/08/2007**
Quarter	:	**1**
Quarterly report for the financial period ended	:	**30/11/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

1stQtr07Announce.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/11/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/11/2006	30/11/2005	30/11/2006	30/11/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	5,601,700	4,911,400	5,601,700	4,911,400
2	Profit/(loss) before tax	1,337,600	747,600	1,337,600	747,600
3	Profit/(loss) for the period	1,247,800	604,500	1,247,800	604,500
4	Profit/(loss) attributable to ordinary equity holders of the parent	1,246,200	595,600	1,246,200	595,600
5	Basic earnings/(loss) per share (sen)	29.78	14.76	29.78	14.76
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	5.1000	4.7000

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :
The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 August 2006

General Announcement
Reference No TN-070124-50970

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 24/01/2007

Type : **Announcement**
Subject : **ACQUISITION OF ABB POWER T&D LTD (UK)'S ENTIRE 27% SHAREHOLDING IN MALAYSIA TRANSFORMER MANUFACTURING SDN. BHD. BY TENAGA NASIONAL BERHAD**

Contents :

Tenaga Nasional Berhad ("TNB") wishes to announce that it has entered into a conditional Sale and Purchase of Shares Agreement ("SPSA") with ABB Power T&D Ltd. (UK) ("ABB") on 24 January 2007 in relation to the acquisition of ABB's entire 27% shareholding in Malaysia Transformer Manufacturing Sdn. Bhd. ("MTM") by TNB.

Pursuant to the SPSA, TNB will acquire the entire 1,350,000 ordinary fully paid-up shares of RM1.00 each in MTM from ABB at a purchase consideration of RM26,149,009.00.

The completion of this acquisition exercise is subjected to the fulfillment of all conditions precedent under the SPSA, which include, amongst others, the approval of Ministry of International Trade and Industry for the said sale and purchase of shares. The conditions precedent of the SPSA are to be met within 6 months from the date of signing of the SPSA.

Upon completion of the SPSA, TNB will be the sole owner of MTM.

This transaction does not have any effect on the issued and paid-up capital and it does not have any material effect on the earnings and net assets of TNB Group or on the shareholding of the substantial shareholders of TNB.

None of the Directors or Major Shareholders of TNB or persons connected to the Directors or Major Shareholders or TNB have an interest, direct or indirect, in the said transaction.

General Announcement
Reference No **TN-070123-61284**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **23/01/2007**

Type : **Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID : **NM-070118-38244**
Subject : **TNB's Response to "ARTICLE ENTITLED: "Tenaga at 12-yr high".**

Contents :

We wish to clarify that TNB is currently in the midst of discussions with the Electricity Generating Authority of Thailand ("EGAT") to explore the possibility of increasing the export of electricity from Peninsular Malaysia to Thailand. To date, the discussion is still on-going and no final commitment by either party has been achieved.

Query Letter content :

We refer to the above news article appearing in The Edge Daily, The Sun, page 23, on Thursday, 18 January 2007, a copy of which is enclosed for your reference

In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-

"...the company was negotiating with Thailand to supply 600MW....If successful, Tenaga's export revenue would increase to almost RM1 billion a year..."

In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.

Please furnish the Securities Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

TAN YEW ENG
Head, Issuers
Listing Division, Group Regulations
TYE/NMA
c.c:- Encik Chung Tin Fah, Securities Commission (via fax)

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40620 OF 2007

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **17/01/2007**

Subject : TENAGA- CONVERSION OF RM157,000 UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CONVERSION OF CRIS")

Contents :

Kindly be advised that the abovenamed Company's additional 17,102 new ordinary shares of RM1.00 each arising from the Conversion of CRIS will be granted listing and quotation with effect from 9.00 a.m., Thursday, 18 January 2007.

General Announcement
Reference No **TN-070111-64033**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**11/01/2007**

Type	:	**Announcement**
Subject	:	**COMPLIANCE WITH PARAGRAPH 8.15(1) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD - PUBLIC SHAREHOLDING SPREAD**

Contents :

Tenaga Nasional Berhad is pleased to announce that the Company's public shareholding spread as at 31 December 2006 is 56.18% comprising 27,333 public shareholders holding not less than 100 shares each. Consequently, Tenaga Nasional Berhad has complied with the public shareholding spread requirement pursuant to Paragraph 8.15(1) of the Listing Requirements Of Bursa Malaysia Securities Berhad.

END